Mail Stop 3561

October 19, 2006

Mr. Robert McGehee
Chief Executive Officer
Progress Energy Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

> **Re:** **Progress Energy Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 1-15929**
>
> **Carolina Power and Light Company**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 1-03382**
>
> **Florida Power Corp**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 1-03274**

Dear Mr. McGehee:

We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated September 22, 2006. Our review resulted in the following accounting comment.

1. We note your response to comment one of our letter dated August 25, 2006. Please clarify your intention regarding the remaining uncontracted capacity for the Georgia Region during the last six months of 2005. In this regard, we are aware that you had submitted tolling proposals to Georgia Power. Please explain to us if the company was pursuing *any* other contractual agreements, or bids, for the uncontracted load in addition to Georgia Power. Finally, please clarify if D&T's *National* Accounting Office concurred with the local team's assessment of the impairment testing approach.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant